Exhibit 99


RISK FACTORS EXCERPT FROM THE REGISTRATION STATEMENT OF CARMAX, INC. FILED IN CONNECTION WITH THE PROPOSED SEPARATION OF THE CARMAX BUSINESS FROM THE CIRCUIT CITY BUSINESS (REGISTRATION NO. 333-85240; AMENDMENT NO. 1 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2002)


RISK FACTORS RELATING TO THE CARMAX BUSINESS

Failure to open and operate new CarMax stores successfully could adversely affect CarMax's future results of operations.

CarMax's business strategy calls for the expansion of the CarMax store base to generate additional revenues without increasing overhead proportionately. CarMax expects to open approximately four to six stores in fiscal 2003 and six to eight stores in each of fiscal 2004, 2005 and 2006. CarMax cannot assure you that it will be able to open and operate new stores effectively without substantial costs, delays or operational or financial problems, including those resulting from:

     o  the lack of availability of suitable store sites at reasonable costs;

     o the possibility that CarMax's standard store prototype may not be effective in new mid-sized markets;

     o the possibility that CarMax's satellite store prototype may not be effective in some of CarMax's existing multi-store or mid-sized markets;

     o Difficulties CarMax may encounter in obtaining necessary additional capital; and

     o Difficulties CarMax may encounter in attracting and retaining additional qualified personnel.

These factors could have a material adverse effect on the expansion of the CarMax store base and, as a result, CarMax's future operating results.

CarMax operates in a highly competitive industry and new entrants to the industry could adversely affect CarMax's business.

Automotive retailing in the United States is highly competitive. In the used-vehicle market, CarMax competes with existing franchised and independent dealers, rental companies and private parties. CarMax believes that companies could decide to enter the market because of the potential for high sales volume per location as well as the fragmentation and the relatively high gross margins that exist in the industry. In addition, many franchised new-car dealerships have increased their focus on the used-vehicle market in recent years. Part of CarMax's business strategy is to position CarMax as a low-price, low-cost operator in the industry. However, increased competition, particularly from new entrants adopting non-traditional selling methods similar to those that CarMax uses, may result in increased wholesale costs for used cars and lower-than-expected retail sales prices and margins.

The   inability  to  obtain   funding   through   sale-leaseback   transactions,
securitization facilities or other sources may adversely affect CarMax and CarMax's expansion plans.

CarMax will continue to need substantial capital to fund the opening and operation of new CarMax stores. Most of CarMax's capital expenditures have been funded through sale-leaseback transactions and allocated short- and long-term debt. In addition, CarMax finances automobile installment loan receivables through asset securitization facilities. CarMax's ability to continue undertaking both sale-leaseback and securitization transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond CarMax's control. These factors include:

     o  Conditions in the securities and finance markets generally;

     o  Prevailing interest rates; and

     o  Conditions  in  the  markets  for  securitized   instruments  and  lease
        financings.

Any reduction in inventory availability or increase in inventory costs that are not reflected in retail market prices would adversely affect CarMax's business.

CarMax acquires a significant proportion of its used-vehicle inventory through CarMax's appraisal process and through auctions. To a lesser extent, CarMax also acquires used vehicles from wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. CarMax may not be able to obtain sufficient inventory to meet its needs, at least not at comparable costs, if competitive pressures increase as a result of new entrants to the used-car market or if changes occur in the type or proportion of used vehicles that are sold through these sources. A reduction in the availability of inventory from these sources or an increase in inventory costs that cannot be reflected in retail market prices would adversely affect CarMax's business.

If CarMax cannot dispose of vehicles acquired through the appraisal process at prices that allow CarMax to recover its costs, CarMax's profitability will be adversely affected.

Because more than half of the cars CarMax purchases through the appraisal process fail to meet CarMax's retail quality standards, CarMax sells these vehicles through CarMax's own onsite wholesale auctions. CarMax cannot assure you that the sales prices CarMax receives at these auctions will be sufficient to cover the prices CarMax paid for these vehicles or that the auctions will not be interrupted by adverse economic conditions or be affected by a reduction in, or the diminished purchasing ability of, attendees at the auctions.

Aggressive discounting by new-car manufacturers may adversely affect CarMax's results of operations.

Aggressive discounting by manufacturers of new cars may result in lower retail sales prices and margins for used vehicles. Discounting typically occurs or intensifies in the Fall during the close-out of prior year models. CarMax's inventory includes a significant proportion of late-model used vehicles that are particularly affected by this discounting. As a result, aggressive or prolonged discounting by manufacturers may adversely affect CarMax's results of operations for the periods in which it occurs.

General economic conditions and the local nature of automobile sales may adversely affect CarMax's business.

The automotive retail industry, particularly the new-vehicle market, historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, the level of personal discretionary income, interest rates and credit availability. CarMax cannot assure you that the industry will not experience sustained periods of decline in vehicle sales in the future. Any decline could have an adverse effect on CarMax's business.

Economic, competitive and other conditions at regional and local levels also affect the performance of CarMax's stores. CarMax's stores are currently located in California, Florida, Georgia, Illinois, Indiana, Maryland, North Carolina, South Carolina, Tennessee, Texas, Virginia and Wisconsin. Adverse changes, such as price-cutting by dealers or a general economic downturn, affecting some or all of the markets in these states or the new markets CarMax enters, could adversely affect CarMax's business, although the automotive retail industry as a whole might not be affected.

A decrease in the quality of the CarMax finance operation's contract portfolio or the availability of credit for CarMax's customers could lead to a decrease in CarMax's vehicle sales and profitability.

Payments on some of the installment sales contracts originated by CarMax's finance operation become delinquent from time to time and some contracts end up in default. CarMax cannot assure you that the current credit performance of the CarMax finance operation's customers will be maintained or that general economic conditions will not worsen and lead to higher rates of delinquency and default. A general decline in the quality of CarMax's contract portfolio could lead CarMax to reduce the credit available through CarMax's finance operation. A reduction in the availability of credit could adversely affect CarMax's sales and profitability. In particular, if one or more of CarMax's non-prime financing sources become unavailable to provide credit to CarMax's customers, CarMax may sell fewer used vehicles, which would adversely affect CarMax's earnings.

CarMax cannot guarantee that all of its franchise agreements will be renewed or that the terms of the renewals will be favorable to CarMax.

Each of CarMax's new-vehicle locations operates pursuant to a franchise agreement with the applicable manufacturer or authorized distributor. These franchise agreements, compliance with which is closely monitored by the manufacturers, impose various requirements on CarMax. Each of CarMax's franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management of CarMax's subsidiary that entered into the agreement and other material breaches of the agreement. CarMax cannot guarantee that all of these franchise agreements will be renewed or that the terms of the renewals will be favorable to CarMax.

Adverse conditions affecting one or more automobile manufacturers may negatively impact CarMax's new-vehicle operations.

CarMax currently operates new-car dealerships under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. Events such as labor disputes and other production disruptions or negative publicity affecting a particular manufacturer or vehicle model could adversely affect these new-vehicle operations. In addition, the late delivery of vehicles from a manufacturer, which may occur particularly during periods when new products are being introduced, can reduce CarMax's sales of new vehicles.

Manufacturer awards of additional franchises in CarMax's markets could adversely affect CarMax's new-vehicle sales and profitability.

CarMax's franchise agreements do not give CarMax the exclusive right to sell a manufacturer's products within a given geographic area. CarMax's new-vehicle sales and profitability could be adversely affected if any of CarMax's manufacturers awards franchises to others in the markets where CarMax operates.

Compliance with environmental and other governmental regulations may result in significant additional costs to CarMax.

CarMax is subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. These laws regulate, among other things, the manner in which CarMax conducts business, including advertising, sales and consumer lending practices. Violation of these laws and regulations could result in civil and criminal penalties being levied against CarMax or could result in a cease and desist order being issued for operations that are not in compliance. Future laws and regulations may be more stringent and require CarMax to incur significant additional costs.

CarMax's business involves the use and disposal of hazardous or toxic materials and the operation and removal of aboveground and underground storage tanks. As a result, CarMax is subject to federal, state and local laws and regulations governing the handling, storage and disposal of these materials as well as wastewater discharges, air emissions and the cleanup of contaminated property or water. CarMax may be required by these laws to pay the full amount of the costs of investigation and/or cleanup of contaminated properties, even if CarMax were not at fault for disposal of the materials or if disposal were legal at the time. Compliance with new laws and regulations, stricter interpretations of existing laws and regulations or the discovery of contamination at CarMax's existing or future store locations could require CarMax to incur significant additional costs.

RISK FACTORS RELATING TO THE CIRCUIT CITY BUSINESS

Failure to successfully implement sales and profitability improvement programs for the Circuit City Superstores could mean unsatisfactory results in this business.

Circuit City Stores focuses significant attention on programs to improve the sales and profitability of its Circuit City business, which have recently declined. Circuit City Stores reported losses for the third quarter of fiscal 2001 and the first half of fiscal 2002. During fiscal 2001, Circuit City began remodeling its Superstores using designs it believes offers better product placements and a more contemporary shopping experience. In July 2001, Circuit City introduced a new marketing campaign. In addition, Circuit City continues to improve its sales counselor training and implement customer service enhancements and process improvements. Circuit City Stores cannot assure you that it will be able to implement these programs effectively or that they will result in the financial improvement to the extent that Circuit City Stores anticipates. There are various risks associated with them, including the following:

     o the remodeling process for each store may disrupt sales until it is completed;

     o the remodels are capital intensive, with the most extensive new designs expected to cost approximately $130 million in fiscal 2003, and Circuit City may not be able to achieve its expected return on investment;

     o the remodels may not be effective in achieving Circuit City's goal of providing the customer with a more desirable shopping experience;

     o the marketing campaign may not be effective in increasing the amount of foot traffic in the stores; and

     o Circuit City's training programs may not be successful or its sales counselors may not accomplish the strong customer service delivery Circuit City needs.

These factors could result in unsatisfactory results for the Circuit City business or delays or additional costs in implementing Circuit City's plans to improve sales and profitability.

Circuit City operates in a highly competitive industry and continued strong performance by its competitors could adversely affect its business.

The consumer electronics industry is highly competitive. Circuit City's competitors include large specialty, discount or warehouse retailers as well as local, regional and non-brick-and-mortar retailers. Because of the strong performance by some of Circuit City's competitors, they may be better able to discount aggressively and sustain these discounts for longer periods of time. This price competition could adversely affect Circuit City's business to a greater degree than it affects Circuit City's competitors' businesses.

Circuit City's industry is sensitive to trends in consumer retail spending, both in general and in its product categories, and negative trends have affected and could in the future adversely affect the Circuit City business.

Circuit City's business has been adversely affected by a general slowdown in consumer spending and an industry-wide softening in the desktop personal computer business. Both of these trends continued into fiscal 2002, adversely affecting Circuit City Stores' results. In addition, these trends have caused fluctuations in Circuit City's inventory, which, if not managed effectively, could adversely affect working capital.